Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number

+1-650-251-5095

E-mail Address

dwebb@stblaw.com

VIA EDGAR	January 14, 2020

Re:	Acceleration Request for Velocity Financial, LLC
Registration Statement on Form S-1 (File No. 333-234250)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

                 Folake Ayoola

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Velocity Financial, LLC, and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m., Eastern Time, on January 16, 2020, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (650) 251-5095 with any questions.

Very truly yours,

/s/ Daniel N. Webb

Daniel N. Webb

NEW YORK      BEIJING      HONG KONG       HOUSTON      LONDON      LOS ANGELES      SÃO PAULO      TOKYO       WASHINGTON, D.C.

January 14, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Folake Ayoola

Re:	Velocity Financial, LLC
Registration Statement on Form S-1 Submitted January 6, 2020
File No. 333-234250

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Velocity Financial, LLC (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as amended by Amendment No. 2 thereto, so that it will become effective at 2:00 p.m., Eastern Time, on January 16, 2020, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

Please contact Dan Webb (650-251-5095) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Mr. Webb by telephone when this request for acceleration has been granted.

[Signature Page Follows]

Very truly yours,

VELOCITY FINANCIAL, LLC

By:	/s/ Christopher Farrar
Name: Christopher Farrar
Title: Chief Executive Officer

cc:	Securities and Exchange Commission

January 14, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stacie Gorman

Folake Ayoola

Re:	Request for Acceleration of Effectiveness

Velocity Financial, LLC

Registration Statement on Form S-1

(File No. 333-234250)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), as representatives of the several underwriters we hereby join in the request of Velocity Financial, LLC (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 2:00 p.m., Eastern Time, on January 16, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Simpson Thacher & Bartlett LLP, request by telephone that such Registration Statement be declared effective.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i) A preliminary prospectus dated January 6, 2020 (the “Preliminary Prospectus”) was distributed; no preliminary prospectuses of a different date were distributed.

(ii) Dates of distribution: January 6, 2020 through the date hereof.

(iii) A total of approximately 1,425 copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iv) We, the undersigned, as representatives of the several underwriters, advise you that we have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

WELLS FARGO SECURITIES, LLC

By:	/s/ Lear Beyer
Name:	Lear Beyer
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ian Wesson
Name:	Ian Wesson
Title:	Managing Director

JMP SECURITIES LLC

By:	/s/ Thomas Kilian
Name:	Thomas Kilian
Title:	COO – Investment Banking